Exhibit 1

Nordic American Tankers Ltd (NYSE: NAT) – Results of its 2025 Annual General Meeting
Friday, November 21, 2025
Dear Shareholders and Investors,
Nordic American Tankers Limited (NYSE:NAT) conducted its Annual General Meeting of Shareholders (the “Meeting”) today, on November 21, 2025.
We experienced a very high turnout at this year’s AGM and all resolutions were approved and adopted at the Meeting:
•	Election of Herbjorn Hansson, Alexander Hansson, Jenny Chu and Jim Kelly to serve as Directors of the Board.
•	Approval of the appointment of KPMG as the Company’s independent auditors.
We are in a strong market and prospects are good.
Sincerely,
Herbjorn Hansson
Founder, Chairman & CEO

Nordic American Tankers Ltd.	www.nat.bm

Contacts:
Bjørn Giæver, CFO
Nordic American Tankers Ltd
Tel: +1 888 755 8391
Alexander Kihle, Finance Manager
Nordic American Tankers Ltd
Tel: +47 91 724 171